March 21, 2005

Mail Stop 0409

Toby Chu
Chairman and Chief Executive Officer
SE Global Equities Corp.
P.O. Box 297
1142 S. Diamond Bar Boulevard
Diamond Bar, CA  91765


Re:	SE Global Equities Corp.
      Preliminary Proxy Statement on Schedule 14A
      Registration No. 0-26347
      Filed on March 1, 2005

Dear Mr. Chu:

	We have reviewed your supplemental response to our comment letter dated March 1, 2005 and have the following additional comments

1. We have reviewed your supplemental response to Comment No. 3 to our March 1, 2005 comment letter. Specifically, we note your disclosure on page 6 of the PRE 14A that states that, "the proposed changes to SE Global`s Articles of Incorporation are necessary to facilitate the proposed acquisition ..." and your disclosure on page
3 that states, "All of these actions [are] being taken to enable
SE
Global to complete the proposed acquisition of all of the assets of"
AMMT-BVI. In light of this and consistent with your supplemental response that indicates that the only limitation to the proposed acquisition is the number of shares of common stock authorized by SE
Global. We re-issue our prior comment requesting that you provide the information required by Note A to Schedule 14A which requires that the company include the disclosure found in Item 14 of Schedule
14A. The fact that the company could provide consideration other than common stock in exchange for the assets of AMMT-BVI does not change the fact that the Term Sheet calls for the issuance of approximately 320 million common shares of SE Global and, unless the proposed reverse stock split is undertaken, the company will not have sufficient share capital to make such issuance.

	We note that you filed a DEF 14A on March 11, 2005, prior to the
completion of our 	review.  Please  supplement such filing with
the
information required by Item 14 of 	Schedule 14A.

2. We note from your DEF 14A filed on March 11, 2005 that you intend
to hold the shareholders` meeting on March 31, 2005. Since the revised proxy statement will include the information called for in Comment No. 1 above, please consider Section II.G.2. and footnote 49 to SEC Release No. 34-23789 in determining whether shareholders will need additional time to review the revised proxy statement.

3. Please file the correspondence dated March 9, 2005 and any subsequent correspondence related to this filing on EDGAR. In addition, please file on EDGAR a separate letter from the company including the representations set forth below.

*	*	*	*	*

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Additionally, the registrant should provide written acknowledgement of the following:
The adequacy and accuracy of the disclosure in the filing is the responsibility of the registrant. The registrant acknowledges that staff comment or changes in response to staff comment in the proposed disclosure in the preliminary proxy materials do not foreclose the Commission from taking any action with respect to the filing. The registrant also represents that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of
1934 has been included.

      If you have any questions, please call Owen Pinkerton at
(202)
942-1971 or the undersigned at (202) 942-1960.


      Sincerely,



Elaine Wolff
Branch Chief

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